UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901, 333-179491, 333-200165, 333-200166 and 333-200167.

In accordance with the Israeli Companies Law, 5759-1999, and the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 5760-2000, the Compensation Committee and the Board of Directors of EZchip Semiconductor Ltd. (the “Registrant”), approved the payment of director fees to the Registrant’s director, Mr. Joel Maryles, in an amount equal to the director fees payable to professional external directors pursuant to the Israeli Companies Regulations (Rules Concerning External Director Compensation and Expenses), 5760-2000 (as updated by the Israeli Companies Notice (Rules Concerning External Director Compensation and Expenses), 5774-2014), effective upon his appointment to the Registrant’s Board of Directors in December 2014.  In accordance with the applicable Israeli law regulations, the annual director retainer fee is in the amount of NIS 148,575 (approximately $38,500) and the meeting fee is in the amount of NIS 5,715 (approximately $1,480).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ DROR ISRAEL
Name:	Dror Israel
Title:	Chief Financial Officer

Date: June 30, 2015